UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒


03000151

Dampskibsselskabet af 1912, Aktieselskab
(Name of Subject Company)

The Steamship Company of 1912, Limited
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

Aktieselskabet Dampskibsselskabet Svendborg
(Name of Person(s) Furnishing Form)

A-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab
A-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab
B-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab
B-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Michael V. Møller, Esq.
Dampskibsselskabet af 1912, Aktieselskab
50, Esplanaden
DK-1098 Copenhagen K. Denmark
Telephone: +45 3363 3665
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

With a copy to:
Martin F. Conniff, Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
212 309 6000

May 6, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the outside cover page or other prominent portion of each document furnished as an exhibit to this Form.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
II(1)-1	English translation of Announcement to the Copenhagen Stock Exchange, dated May 6, 2003, concerning the merger plan of Dampskibsselskabet af 1912, Aktieselskab ("1912") and Aktieselskabet Dampskibsselskabet Svendborg ("Svendborg"), with the enclosures listed below as Exhibits II(1)-2 through II(1)-8.
II(1)-2	English translation of joint Merger Plan, dated May 6, 2003, prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg.
II(1)-3	English translation of Appendix to joint Merger Plan containing amendments to Articles of Association of Svendborg that shall immediately after the merger apply to Svendborg, as the surviving company.
II(1)-4	English translation of joint Merger Statement, dated May 6, 2003, concerning the merger plan prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg.
II(1)-5	Merger Accounts as at 1 January 2003 for the merger between Svendborg and 1912, dated May 6, 2003.
II(1)-6	English translation of Valuation Experts' Statements and Opinions, dated May 6, 2003, concerning merger consideration for the shares of 1912 and security of creditors in the individual companies, relating the merger of 1912 and Svendborg.
II(1)-7	English translation of Prospectus, dated May 6, 2003, prepared by Svendborg for the purpose of the issue of bonus shares to the shareholders of Svendborg in accordance with the joint Merger Plan.
II(1)-8	English translation of Prospectus, dated May 6, 2003, prepared by 1912 for the purpose of the issue of bonus shares to the shareholders of 1912 in accordance with the joint Merger Plan.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKTIESELSKABET DAMPSKIBSSELSKABET SVENDBORG

By: ______________________________
Name: Eivind Kolding
Title: Executive Vice President and Chief Financial Officer

By: ______________________________
Name: Michael V. Møller
Title: Vice President, General Counsel

Date: May 6, 2003

Exhibit II(1)-1

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, and Aktieselskabet Dampskibsselskabet Svendborg which are Danish companies. The Transactions involve the securities of Danish companies and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies' registered domiciles and principal places of business are located in Denmark, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. This document has been translated from Danish into English. In case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

ANNOUNCEMENT

MERGER AND BONUS SHARE ISSUES

The boards of directors of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab have today concluded a merger plan regarding a merger effective as of 1 January 2003 with Aktieselskabet Dampskibsselskabet Svendborg as the surviving company. Aktieselskabet Dampskibsselskabet Svendborg changes its name to A.P. Møller – Mærsk A/S in connection with the merger.

Prior to the merger it will be proposed to increase the share capital of each of the two companies by an issue of bonus shares:

- In Aktieselskabet Dampskibsselskabet Svendborg two new shares of DKK 1,000 are issued for each share of DKK 1,000; and
- In Dampskibsselskabet af 1912, Aktieselskab one new share of DKK 1,000 is issued for each share of DKK 1,000.

The consideration to be paid for shares in Dampskibsselskabet af 1912, Aktieselskab has in the Merger Plan been fixed at one share of DKK 1,000 in Aktieselskabet Dampskibsselskabet Svendborg and a cash amount of DKK 330 for every share of DKK 1,000. The consideration paid for A-shares will be A-shares and the consideration paid for B-shares will be B-shares.

Extraordinary general meetings of Dampskibsselskabet af 1912, Aktieselskab and of Aktieselskabet Dampskibsselskabet Svendborg will be held on 10 and 12 June 2003, respectively, for adoption of the issues of bonus shares and the merger. It is expected that the notices convening the extraordinary general meetings will be published on 23 May 2003.

It is expected that the bonus shares in Dampskibsselskabet af 1912, Aktieselskab will be listed on the Copenhagen Stock Exchange on 12 June 2003 and allotted on 16 June 2003 following the daily update by the Danish Securities Centre. It is expected that the last trading day for the shares in Dampskibsselskabet af 1912, Aktieselskab, including the bonus shares, will be 13 June 2003.

It is expected that the bonus shares in Aktieselskabet Dampskibsselskabet Svendborg and the shares in Aktieselskabet Dampskibsselskabet Svendborg allotted as consideration to the shareholders of Dampskibsselskabet af 1912, Aktieselskab in connection with the merger will be listed on 16 June 2003 and allotted on 18 June 2003 following the daily update by the Danish Securities Centre.

The merger is described in further detail in the enclosed documents:

- Merger Plan;
- Appendix to Merger Plan containing amendments to the Articles of Association of Aktieselskabet Dampskibsselskabet Svendborg;
- Merger Statement;
- Merger Accounts;
- Statements and opinions by the valuation experts appointed by the boards of directors;
- Prospectuses regarding the issue of bonus shares.

Contact person:

Lars-Erik Brenøe, Senior Vice President, tel. +45 3363 3607

Copenhagen, 6 May 2003

A.P. Møller

Exhibit II(1)-2

Merger Plan

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, and Aktieselskabet Dampskibsselskabet Svendborg which are Danish companies. The Transactions involve the securities of Danish companies and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies' registered domiciles and principal places of business are located in Denmark, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. This document has been translated from Danish into English. In case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

This Merger Plan has been made by the undersigned boards of directors of Aktieselskabet Dampskibsselskabet Svendborg (CVR no. 22 75 62 14), Esplanaden 50, 1098 Copenhagen K and Dampskibsselskabet af 1912, Aktieselskab (CVR no. 22 75 44 16), Esplanaden 50, 1098 Copenhagen K pursuant to Section 134 a of the Danish Companies Act for the purpose of effecting a merger between the companies in accordance with the provisions of Chapter 15 of the Danish Companies Act.

1 Surviving and non-surviving company

1.1 Upon the merger, Dampskibsselskabet af 1912, Aktieselskab will be dissolved without liquidation by transfer of the company's rights, assets and liabilities – effective as of 1 January 2003, including accountingwise – to Aktieselskabet Dampskibsselskabet Svendborg as the surviving company.

1.2 The partnerships Tankers and Liners in Partnership and Oil and Gas Activity in Partnership will cease to exist in connection with the merger. The rights, assets and liabilities of the partnerships will thereby transfer to the surviving company, Aktieselskabet Dampskibsselskabet Svendborg.

2 Names, registered offices and the non-voting B-share capitals

2.1 Effective as of the merger, Aktieselskabet Dampskibsselskabet Svendborg will change its name to A.P. Møller - Mærsk A/S.

2.2 The surviving company will have the secondary name Aktieselskabet Dampskibsselskabet Svendborg (A.P. Møller - Mærsk A/S) and Dampskibsselskabet af 1912, Aktieselskab (A.P. Møller - Mærsk A/S).

2.3 The registered office of Aktieselskabet Dampskibsselskabet Svendborg is situated in Svendborg, and the registered office of Dampskibsselskabet af 1912, Aktieselskab is situated in Copenhagen. Effective as of the merger, the registered office of Aktieselskabet Dampskibsselskabet Svendborg will be situated in Copenhagen.

2.4 Neither the existing B-share capital of each of the merging companies nor the B-share capital to be issued in accordance with this Merger Plan carries any voting rights.

3 Bonus share issues

3.1 Bonus share issues with the following main contents will be implemented at the general meetings held for the adoption of the merger, cf. Section 134 e of the Danish Companies Act:

3.1.1 Aktieselskabet Dampskibsselskabet Svendborg:

(a) the share capital is increased from DKK 745,200,000 by DKK 1,490,400,000 divided into A-share capital of DKK 745,200,000 and B-share capital of DKK 745,200,000;

(b) in connection with the increase, two new shares of DKK 1,000 each will be issued for each share of DKK 1,000 and one new share of DKK 1,000 will be issued for each share of DKK 500;

(c) in connection with future capital increases, the new shares shall carry pre-emption rights in accordance with the Articles of Association of the Company;

(d) the new shares shall be negotiable instruments;

(e) the new shares shall be issued to bearer, but may be recorded in the name of the holder in the Company's register of shareholders;

(f) the new shares shall carry the right to receive dividend for the current financial year and other rights in the Company as from the time of registration of the capital increase with the Danish Commerce and Companies Agency.

3.1.2 Dampskibsselskabet af 1912, Aktieselskab:

(a) the share capital is increased from DKK 1,080,000,000 by DKK 1,080,000,000 divided into A-share capital of DKK 540,000,000 and B-share capital of DKK 540,000,000;

(b) in connection with the increase, one new share of DKK 1,000 will be issued for each share of DKK 1,000 and each share of DKK 500 will be increased to DKK 1,000;

(c) in connection with future capital increases, the new shares shall carry pre-emption rights in accordance with the Articles of Association of the Company;

(d) the new shares shall be negotiable instruments;

(e) the new shares shall be issued to bearer, but may be recorded in the name of the holder in the Company's register of shareholders;

(f) the new shares shall carry the right to receive dividend for the current financial year and other rights in the Company as from the time of registration of the capital increase with the Danish Commerce and Companies Agency.

3.2 The main contents of the amendments to the Articles of Association as a consequence of the bonus share issues referred to in Clause 3.1 will be as follows:

3.2.1 Aktieselskabet Dampskibsselskabet Svendborg:

(a) Article 2 of the Articles of Association will be amended so that the share capital of the Company will change from DKK 745,200,000 to DKK 2,235,600,000 of which DKK 1,117,800,000 will be A-share capital and DKK 1,117,800,000 will be B-share capital;

(b) the amount of share capital stated in Article 12 of the Articles of Association will be changed from DKK 745,200,000 to DKK 2,235,600,000.

3.2.2 Dampskibsselskabet af 1912, Aktieselskab:

(a) Article 2 of the Articles of Association will be amended so that the share capital of the Company will change from DKK 1,080,000,000 to DKK 2,160,000,000 of which DKK 1,080,000,000 will be A-share capital and DKK 1,080,000,000 will be B-share capital;

(b) the amount of share capital stated in Article 9 of the Articles of Association will be changed from DKK 1,080,000,000 to DKK 2,160,000,000;

(c) the denomination of shares stated in Article 2 of the Articles of Association will be limited to only include shares in denominations of DKK 1,000;

(d) Article 8 of the Articles of Association will be amended so as to state that each A-share amount of DKK 1,000 shall carry two votes.

4 Payment of consideration for shares in Dampskibsselskabet af 1912, Aktieselskab

4.1 Based on completion of the bonus share issues stated in Clause 3.1 and the amendments to the Articles of Association stated in Clause 3.2, the following has been determined:

4.1.1 For each A-share in Dampskibsselskabet af 1912, Aktieselskab of DKK 1,000, Aktieselskabet Dampskibsselskabet Svendborg shall pay one A-share in Aktieselskabet Dampskibsselskabet Svendborg of DKK 1,000 as well as a cash amount of DKK 330.

4.1.2 For each B-share in Dampskibsselskabet af 1912, Aktieselskab of DKK 1,000, Aktieselskabet Dampskibsselskabet Svendborg shall pay one B-share in Aktieselskabet Dampskibsselskabet Svendborg of DKK 1,000 as well as a cash amount of DKK 330.

5 Issue of new shares in Aktieselskabet Dampskibsselskabet Svendborg as a consequence of the merger

5.1 Based on completion of the bonus share issues stated in Clause 3, a resolution to increase the share capital of Aktieselskabet Dampskibsselskabet Svendborg by DKK 2,160,000,000 divided into A-share capital of DKK 1,080,000,000 and B-share capital of DKK 1,080,000,000 will have to be passed for purposes of payment of consideration in accordance with Clause 4. Effective as of the merger, Aktieselskabet Dampskibsselskabet Svendborg will thus have a share capital of DKK 4,395,600,000 divided into A-share capital of DKK 2,197,800,000 and B-share capital of DKK 2,197,800,000.

6 Registration and listing

6.1 The bonus share issue in Dampskibsselskabet af 1912, Aktieselskab will be registered with the Danish Commerce and Companies Agency without delay after adoption thereof.

6.2 The merger and the bonus share issue in Aktieselskabet Dampskibsselskabet Svendborg will be registered with the Danish Commerce and Companies Agency without delay after adoption thereof in Aktieselskabet Dampskibsselskabet Svendborg.

6.3 As soon as possible after registration as set out in Clause 6.2, the shareholders of

Dampskibsselskabet af 1912, Aktieselskab will be allotted shares in Aktieseskab-et Dampskibsselskabet Svendborg through the Danish Securities Centre and receive payment in cash as provided in Clause 4.

6.4 The shares issued by Aktieselskabet Dampskibsselskabet Svendborg in connection with the merger will be listed by the Copenhagen Stock Exchange as soon as possible.

7 Right to dividend and other rights

7.1 The shares issued by Aktieselskabet Dampskibsselskabet Svendborg for purposes of payment of consideration as stated in Clause 4, cf. Clause 5, shall carry the right to receive dividend for the current financial year and other rights in the Company as from the time of registration of the merger with the Danish Commerce and Companies Agency.

8 Special rights/advantages

8.1 With reference to the requirement under the Danish Companies Act to disclose any rights in the surviving company conferred on holders of shares and other debt instruments with special rights in the non-surviving company it is noted that no such rights are conferred. The rights conferred on the shareholders are set forth in the Articles of Association of Aktieselskabet Dampskibsselskabet Svendborg.

8.2 With reference to the requirement under the Danish Companies Act to disclose any special advantages given to the managing owner and the directors of the companies it is noted that the directors of the two companies who will not continue as directors in Aktieselskabet Dampskibsselskabet Svendborg will receive a director's fee until expiry of their respective terms of office. No other special advantages are given to the directors or the managing owner, in which connection it is noted that the Articles of Association in force set out the provisions that after the merger will continue to apply to the directors of Aktieselskabet Dampskibsselskabet Svendborg and the managing owner.

9 The Articles of Association

9.1 The Articles of Association of Aktieselskabet Dampskibsselskabet Svendborg currently in force shall immediately after the merger apply to the surviving company with the amendments set out in **Appendix 1**. Appendix 1 constitutes an integral part of this Merger Plan.

10 Tax matters

10.1 The merger will be effected in accordance with the rules on tax-free mergers provided in the Danish Taxation of Mergers Act.

Merger Plan

6 May 2003

The board of directors of Aktieselskabet Dampskibsselskabet Svendborg

Mærsk Mc-Kinney Møller
Chairman

Poul J. Svanholm
Deputy chairman

Frants Erich Bernstorff-Gyldensteen

Lars Kann-Rasmussen

Leise Mærsk Mc-Kinney Møller

Svend-Aage Nielsen

Jess Søderberg

Jan Tøpholm

Jens Erik Skovrider-Madsen

Henrik Lorensen Solmer

6 May 2003

The board of directors of Dampskibsselskabet af 1912, Aktieselskab

Mærsk Mc-Kinney Møller
Chairman

Michael Pram Rasmussen
Deputy chairman

Jan Leschly

Jørgen Lyng

Knud Sørensen

Ane Mærsk Mc-Kinney Uggla

Nils Wilhjelm

Jen Erik Skovrider-Madsen

Henrik Lorensen Solmer

Exhibit II(1)-3

Appendix 1

Proposal for amendment of articles of association

This document has been translated from Danish into English. In case of any descrepancies between the Danish text and the English translation, the Danish text shall prevail.

ARTICLES OF ASSOCIATION
FOR
AKTIESELSKABET DAMPSKIBSSELSKABET SVENDBORG

(only the ameneded parts of the provisions of the articles of Association are included)

CURRENT TEXT	NEW TEXT
I. General Provisions.	**I. General Provisions.**
Article 1.	Article 1.
The name of the company is "**Aktieselskabet Dampskibsselskabet Svendborg**"	The name of the company is *A.P. Møller – Mærsk A/S*
	The company will also trade under the secondary names of Aktieselskabet Dampskibsselskabet Svendborg ("A.P. Møller – Mærsk A/S") and Dampskibsselskabet af 1912, Aktieselskab ("A.P. Møller – Mærsk A/S").
The registered office of the company is situated in **Svendborg**, Denmark..	The registered office of the company is situated in *Copenhagen*, Denmark.
....	....
Article 2.	Article 2.
The share capital of the company is DKK **745,200,000** of which DKK **372,600,000** is in Class A-shares and DKK **372,600,000** is in Class B-shares. Each share class is divided into shares of DKK 1,000 and DKK 500.	The share capital of the company is DKK *4,395,600,000* of which DKK *2,197,800,000* is in Class A-shares and DKK *2,197,800,000* is in Class B-shares. Each share class is divided into shares of DKK 1,000 and DKK 500.
....	....
II. Board of Directors and Audit.	**II. Board of Directors and Audit.**
Article 3.	Article 3.
The board of directors of the company shall consist of the managing owner – if this is the Firm of A.P. Møller, the owner of the Firm	The board of directors of the company shall consist of the managing owner – if this is the Firm of A.P. Møller, the owner of the Firm

Appendix 1

Proposal for amendment of articles of association *(continued)*

or one of the owners of the Firm according to mutual appointment - and of at least two and at the most **nine** nominee directors. All directors shall be holders of A-shares. The chairman of the board shall be the managing owner or - if this is the Firm of A.P. Møller - the owner of the Firm or the board member appointed by and among the owners of the Firm.

....

Article 8.

The audit of the **accounts** of the company shall be prepared by two auditors appointed by the general meeting for the period until the next annual general meeting, of whom at least one shall be a state authorised public accountant. The auditors, whose fees shall be fixed by the board of directors, may be re-appointed.

III. General Meetings

Article 10.

General meetings, which shall be held **in Svendborg**, shall be convened by the board of directors. The annual general meeting shall be held **each year not later than 10th May** and shall be convened at not less than eight days' and not more than four weeks' notice by announcement in the Danish Official Gazette, the "Børsen" newspaper, and the "Fyns Amts Avis" newspaper stating the agenda of the general meeting.

....

Not more than eight days prior to each general meeting, the agenda and the proposals to be put to the general meeting shall be open at the office of the company to the inspection of

or one of the owners of the Firm according to mutual appointment - and of at least two and at the most **twelve** nominee directors. All directors shall be holders of A-shares. The chairman of the board shall be the managing owner or - if this is the Firm of A.P. Møller - the owner of the Firm or the board member appointed by and among the owners of the Firm.

....

Article 8.

The audit of the *annual report* of the company shall be prepared by two auditors appointed by the general meeting for the period until the next annual general meeting, of whom at least one shall be a state authorised public accountant. The auditors, whose fees shall be fixed by the board of directors, may be re-appointed.

III. General Meetings

Article 10.

General meetings, which shall be held *at the company's registered address or elsewhere in Greater Copenhagen or in Svendborg or in Aarhus*, shall be convened by the board of directors. The annual general meeting shall be held *by the end of April each year* and shall be convened at not less than eight days' and not more than four weeks' notice by announcement in the Danish Official Gazette, the "Børsen" newspaper, and the "Fyns Amts Avis" newspaper stating the agenda of the general meeting.

....

Not more than eight days prior to each general meeting, the agenda and the proposals to be put to the general meeting shall be open at the office of the company to the inspection of

Proposal for amendment of articles of association *(continued)*

the shareholders, and, in case of the annual general meeting, also the **annual accounts** and the **auditors' report.**

Article 12.

....

For the adoption of resolutions concerning amendments to the articles of association of the company, increase of the share capital beyond DKK **745,200,000**, whether by an issue of A- and/or B-shares and/or in any other way, and any reduction of the share capital, at least two-thirds of the A-share capital shall be represented by persons entitled to vote at the general meeting, and at least two-thirds of these votes shall be cast in favour of the adoption of the resolution. If a sufficient number of A-share representatives entitled to vote is not represented at the general meeting, where a proposal of the mentioned kind is at issue, the board of directors shall convene another general meeting within a maximum of three months at a notice of at least eight days and not more than four weeks at which the proposal shall be considered adopted regardless of the amount of the voting A-share capital represented, if at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting are in favour of the proposal.

Article 14.

The agenda of the annual general meeting shall be as follows:

a) A report to be made on the activities of the company during the past financial year.

b) The audited annual **accounts** to be submitted for adoption. **The accounts to be accompanied by the balance sheet of the company.**

the shareholders, and, in case of the annual general meeting, also the *audited annual report.*

Article 12.

....

For the adoption of resolutions concerning amendments to the articles of association of the company, increase of the share capital beyond DKK *4,395,600,000*, whether by an issue of A- and/or B-shares and/or in any other way, and any reduction of the share capital, at least two-thirds of the A-share capital shall be represented by persons entitled to vote at the general meeting, and at least two-thirds of these votes shall be cast in favour of the adoption of the resolution. If a sufficient number of A-share representatives entitled to vote is not represented at the general meeting, where a proposal of the mentioned kind is at issue, the board of directors shall convene another general meeting within a maximum of three months at a notice of at least eight days and not more than four weeks at which the proposal shall be considered adopted regardless of the amount of the voting A-share capital represented, if at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting are in favour of the proposal.

Article 14.

The agenda of the annual general meeting shall be as follows:

a) A report to be made on the activities of the company during the past financial year.

b) The audited annual *report* to be submitted for adoption.

Appendix 1

Proposal for amendment of articles of association *(continued)*

c) The directors to be discharged from their obligations.

d) A resolution to be passed on the amount of the dividend and on the distribution of the surplus.

e) Any requisite election of nominee d-rectors to be made.

f) Auditors to be appointed.

g) Proposals, if any, submitted by the board of directors or by shareholders to be deliberated.

IV. Accounting, appropriations, dividend, etc.

Article 16.

The financial year shall be the calendar year. The **accounts** shall be made up and audited so as to be presented for the inspection of the shareholders at the company office at least eight days prior to the annual general meeting. The **accounts** shall include the profit and loss account and a balance sheet at the end of the operating year. Securities which are subject to stock-exchange prices shall be entered in the books at the bid-prices quoted at the end of the year.

Article 17.

Out of the booked surplus, after the prescribed allowances for depreciation and such allowances for depreciation as the board of directors deems necessary or appropriate have been made, deficits, if any, incurred in previous years shall first be covered. Out of the remainder, such appropriations to the various reserve funds of the company as the board of directors may deem appropriate shall be made. The

c) The directors to be discharged from their obligations.

d) A resolution to be passed on the amount of the dividend and on the distribution of the surplus.

e) Any requisite election of nominee d-rectors to be made.

f) Auditors to be appointed.

g) Proposals, if any, submitted by the board of directors or by shareholders to be deliberated.

IV. *Annual report*, appropriations, dividend, etc.

Article 16.

The financial year shall be the calendar year. The *annual report* shall be made up and audited so as to be presented for the inspection of the shareholders at the company office at least eight days prior to the annual general meeting. The *annual report* shall include the profit and loss account and a balance sheet at the end of the operating year. Securities which are subject to stock-exchange prices shall be entered in the books at the bid-prices quoted at the end of the year.

Article 17.

Out of the booked surplus, after the prescribed allowances for depreciation and such allowances for depreciation as the board of directors deems necessary or appropriate have been made, deficits, if any, incurred in previous years shall first be covered. Out of the remainder, such appropriations to the various reserve funds of the company as the board of directors may deem appropriate shall be made. The

Appendix 1

Proposal for amendment of articles of association *(continued)*

balance of the surplus shall be distributed by the company in annual general meeting as dividend to the shareholders, for further appropriations, or for other purposes of the company, all according to the recommendation of the board of directors.	balance of the surplus shall be distributed by the company in annual general meeting as dividend to the shareholders, for further appropriations, or for other purposes of the company, all according to the recommendation of the board of directors.
----------------------	----------------------
As adopted by the Company in General Meeting on **7th May, 1998**.	As adopted by the Company in General Meeting on *12 June 2003.*

Exhibit II(1)-4

Merger Statement

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, and Aktieselskabet Dampskibsselskabet Svendborg which are Danish companies. The Transactions involve the securities of Danish companies and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies' registered domiciles and principal places of business are located in Denmark, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. This document has been translated from Danish into English. In case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

The undersigned boards of directors of Aktieselskabet Dampskibsselskabet Svendborg (CVR no. 22 75 62 14) and Dampskibsselskabet af 1912, Aktieselskab (CVR no. 22 75 44 16) have on this day prepared a Merger Plan pursuant to Section 134 a of the Danish Companies Act. According to Section 134 b of the Danish Companies Act each of the boards of directors shall issue a merger statement. The Merger Statements issued by the boards of directors are identical, and the two Merger Statements have thus been combined into this Merger Statement.

1 Background and reason

1.1 The background to the merger is that the historic basis for the formation of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab, including their separate activities, has changed over the years and no longer exists. In light thereof, the natural consequence is to create a more simple structure. In line with the increasing globalisation of the activities, it also becomes increasingly difficult to explain to the outside world the rather complex legal structure consisting of two companies, two partnerships and a managing owner. It is also becoming increasingly complicated and labour-intensive in terms of notification and reporting, both in Denmark and abroad.

2 Fixing of the consideration

2.1 The total stock market value of the two companies is DKK 126,672 million based on the average share price of the shares in the companies traded on the Copenhagen Stock Exchange ("all trades") during the period from 22 April 2003 to 2 May 2003, both days inclusive.

2.2 The assets and liabilities of the merging companies, including ownership interests in vessels, associated companies, etc. are owned in equal shares by the two companies, except for additional assets in Aktieselskabet Dampskibsselskabet Svendborg of DKK 1,453 million which as of 2 May 2003 are available in liquid funds.

2.3 Allowing for these additional assets in Aktieselskabet Dampskibsselskabet Svendborg, the value of Aktieselskabet Dampskibsselskabet Svendborg is made up at DKK 64,063 million and the value of Dampskibsselskabet af 1912, Aktieselskab is made up at DKK 62,609 million.

2.4 Following the bonus share issue in Aktieselskabet Dampskibsselskabet Svendborg as provided in the Merger Plan, the share capital of this company will consist of 2,235,600 shares of DKK 1,000*. The value of the company being DKK 64,063 million, the value of each share will be DKK 28,656.

2.5 Following the issue of bonus shares in Dampskibsselskabet af 1912, Aktieselskab as provided in the Merger Plan, the share capital of this company will consist of 2,160,000 shares of DKK 1,000 each. The value of the company being DKK 62,609 million, the value of each share will be DKK 28,986.

2.6 The value of one share of DKK 1,000 in Dampskibsselskabet af 1912, Aktieselskab will thus exceed the value of one share of DKK 1,000 in Aktieselskabet Dampskibsselskabet Svendborg by DKK 330, corresponding to the difference between DKK 28,986 and DKK 28,656.

2.7 The consideration has thus been fixed as follows:

- for each A-share of DKK 1,000 in Dampskibsselskabet af 1912, Aktieselskab, Aktieselskabet Dampskibsselskabet Svendborg pays one A-share of DKK 1,000 in Aktieselskabet Dampskibsselskabet Svendborg and a cash amount of DKK 330; and
- for each B-share of DKK 1,000 in Dampskibsselskabet af 1912, Aktieselskab, Aktieselskabet Dampskibsselskabet Svendborg pays one B-share of DKK 1,000 in Aktieselskabet Dampskibsselskabet Svendborg and a cash amount of DKK 330.

2.8 The boards of directors find the consideration fixed for the shares in Dampskibsselskabet af 1912, Aktieselskab to be reasonable and factually based. The fixing of the consideration did not involve any particular difficulties.

2.9 The opinion of the boards of directors has been confirmed by the valuation experts, cf. their statements and opinions pursuant to Section 134 c of the Danish Companies Act to which reference is made.

* The 1,686 shares of DKK 500 have for clarity purposes been treated as 843 shares of DKK 1,000.

3 Merger Accounts

Merger Accounts as at 1 January 2003, including opening balance sheet, have been attached to this Merger Statement in accordance with Section 134 b-(2) of the Danish Companies Act.

4 Corporate documents available for inspection

As of 6 May 2003 the following documents will be available for inspection by the shareholders, cf. Section 134 e-(5) of the Danish Companies Act, at the offices of the merging companies, Esplanaden 50, 1098 Copenhagen K:

(a) the Merger Plan;

(b) the audited annual report of each of the merging companies for the last three accounting reference periods;

(c) this Merger Statement including the Merger Accounts, cf. Section 134 b-(2);

(d) the valuation experts' statements and opinions in accordance with Section 134 c of the Danish Companies Act.

5. Estimated expenses in connection with the merger

The total expenses in connection with the merger of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab are estimated at approximately DKK 15 million, which include expenses in connection with the issue of bonus shares as provided for in the merger plan. The total estimate of expenses to be incurred in connection with the merger is as specified below:

Fees to financial advisers	DKK	1 million
Auditors' and lawyers' fees	DKK	9 million
Other expenses	DKK	5 million
In total	DKK	15 million

Merger statement

6 May 2003
The board of directors of Aktieselskabet Dampskibsselskabet Svendborg

Mærsk Mc-Kinney Møller
Chairman

Poul J. Svanholm
Deputy chairman

Frants Erich Bernstorff-Gyldensteen

Lars Kann-Rasmussen

Leise Mærsk Mc-Kinney Møller

Svend-Aage Nielsen

Jess Søderberg

Jan Tøpholm

Jens Erik Skovrider-Madsen

Henrik Lorensen Solmer

6 May 2003
The board of directors of Dampskibsselskabet af 1912, Aktieselskab

Mærsk Mc-Kinney Møller
Chairman

Michael Pram Rasmussen
Deputy chairman

Jan Leschly

Jørgen Lyng

Knud Sørensen

Ane Mærsk Mc-Kinney Uggla

Nils Wilhjelm

Jens Erik Skovrider-Madsen

Henrik Lorensen Solmer

Exhibit II(1)-5

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, and Aktieselskabet Dampskibsselskabet Svendborg, which are Danish companies. The Transactions involve the securities of Danish companies and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies' registered domiciles and principal places of business are located in Denmark, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. This document has been translated from Danish into English. In case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

Merger Accounts as at 1 January 2003 for the merger between

Aktieselskabet Dampskibsselskabet Svendborg
(surviving company)
CVR no 22 75 62 14
and
Dampskibsselskabet af 1912, Aktieselskab
(non-surviving company)
CVR no 22 75 44 16

Blank

Directors' Statement

The Boards of Directors have today presented the Merger Accounts as at 1 January 2003 for the merger between Aktieselskabet Dampskibsselskabet Svendborg as the surviving company and Dampskibsselskabet af 1912, Aktieselskab as the non-surviving company.

The Merger Accounts have been prepared in accordance with the Danish Financial Statements Act and on basis of the Merger Plan approved by the Boards of Directors on 6 May 2003. We consider the accounting policies applied to be appropriate. Accordingly, the Merger Accounts give a true and fair view of the surviving company's assets, liabilities and financial position as at 1 January 2003.

6 May 2003
Aktieselskabet Dampskibsselskabet Svendborg

Mærsk Mc-Kinney Møller
Chairman

Poul J. Svanholm
Deputy chairman

Frants Erich Bernstorff-Gyldensteen

Lars Kann-Rasmussen

Leise Mærsk Mc-Kinney Møller

Svend-Aage Nielsen

Jess Søderberg

Jan Tøpholm

Jens Erik Skovrider-Madsen

Henrik Lorensen Solmer

6 May 2003
Dampskibsselskabet af 1912, Aktieselskab

Mærsk Mc-Kinney Møller
Chairman

Michael Pram Rasmussen
Deputy chairman

Jan Leschly

Jørgen Lyng

Knud Sørensen

Ane Mærsk Mc-Kinney Uggla

Nils Wilhjelm

Jens Erik Skovrider-Madsen

Henrik Lorensen Solmer

Auditors' Report

To the Shareholders of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab

We have audited the Merger Accounts presented by the Boards of Directors of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab as at 1 January 2003 showing the total assets and liabilities of each of the companies, the adjustments relating to the merger and the opening balance sheet as at 1 January 2003 for Aktieselskabet Dampskibsselskabet Svendborg as the surviving company with the aim of expressing an opinion on the Merger Accounts based on our audit.

Basis of Opinion

We conducted our audit in accordance with Danish Auditing Standards and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Merger Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the accounts and disclosures in the Merger Accounts. An audit also includes assessing the accounting policies used and significant estimates made by the Boards of Directors as well as evaluating the overall Merger Accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Merger Accounts of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab give a true and fair view of the assets, liabilities and financial position as at 1 January 2003 in acccordance with the Danish Financial Statements Act.

Copenhagen, 6 May 2003

J. Frank Jakobsen
State Authorised Public Accountant

S. Thorup Sørensen
State Authorised Public Accountant

Basis for preparation of the merger accounts

The Merger Accounts have been prepared in accordance with the provisions of the Danish Financial Statements Act based on the audited annual reports for 2002 for Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab.

The accounting policies applied are identical to those applied by Aktieselskabet Dampskibsselskabet Svendborg prior to the merger.

The adjustments related to the merger are included in the opening balance sheet as at 1 January 2003 for the surviving company, Aktieselskabet Dampskibsselskabet Svendborg. In connection with the merger, no adjustments to fair value have been made to the assets and liabilities of the non-surviving company Dampskibsselskabet af 1912, Aktieselskab, as the pooling of interest method is applied.

In connection with the merger, Tankers and Liners in Partnership and Oil and Gas Activity in Partnership cease to exist. The rights, assets and liabilities of the partnerships will thereby transfer to the surviving company, Aktieselskabet Dampskibsselskabet Svendborg. This is shown as separate adjustments in the Merger Accounts.

The merger has for accounting purposes effect from 1 January 2003. As set out in the Merger Plan, bonus shares will be issued. As the capital increases in connection with the bonus share issues are included in the calculation of the merger consideration, the bonus share issues are for accounting purposes recognised as at 1 January 2003.

The opening balance sheet for the surviving company Aktieselskabet Dampskibsselskabet Svendborg includes assets and liabilities of Aktieselskabet Dampskibsselskabet Svendborg, Dampskibsselskabet af 1912, Aktieselskab and the two partnerships. Shares in other companies in the A.P. Moller Group are recognised at equity value on one line under financial fixed assets. In the consolidated financial statements for 2002 for the A.P. Moller Group such shares in other companies are fully consolidated by aggregating items of a similar nature.

Adjusted for the cash payment of DKK 713 million in connection with the merger, the equity as at 1 January 2003 in the consolidated financial statements for the A. P. Moller Group will amount to DKK 77,235 million, equal to equity of the surviving company, Aktieselskabet Dampskibsselskabet Svendborg as at 1 January 2003.

The merger has no effect on the consolidated financial statements for 2002 for the A.P. Moller Group.

Accounting Policies

The principal accounting policies are as follows:

Subsidiaries and associated companies are recognised in the balance sheet at the share of equity.

Goodwill on acquisition of shares in subsidiaries and associated companies is recognised as part of the equity value and is amortised based on an individual assessment of the economic life. Goodwill on acquisitions before 1 January 2002 is written off against reserves in the year of acquisition.

Foreign Currencies
Monetary items in foreign currencies which have not been settled at the balance sheet date are translated into DKK at the exchange rate at year-end.

In connection with the recognition of financial statements of foreign entities the balance sheet items are translated at the exchange rate at year-end.

Derivatives are measured at fair value and included under other receivables (positive fair value) or other debt (negative fair value). Changes in the value of derivatives used to hedge future transactions are recognised directly in the reserves. As the hedged transactions are realised, such value changes are included in the hedged transactions.

Intangible fixed assets are valued at cost less accumulated amortisation which is taken over the expected life, normally 3-10 years.

Additional write-downs are made when deemed necessary.

Tangible fixed assets are valued at cost less accumulated depreciation. Depreciation is based on estimated economic lives for new assets as follows:

Ships and rigs, etc.	15-20 years
Containers, etc.	8-12 years
Buildings	10-50 years
Technical equipment and machines	5-15 years
Other equipment etc.	3-7 years
Oil and gas production facilities, etc.	Up to 15 years
Exploration expenses regarding the oil- and gas activities	Up to 5 years

Additional write-downs are made when deemed necessary.

Dry-docking costs are recognised in the balance sheet when incurred, and allocated over the period until the next dry-docking.

Assets under financial lease are treated in the same way as other tangible fixed assets.

Other securities and investments are valued at the stock exchange prices for listed securities and at estimated fair value for other securities.

Inventories and stocks on ships are measured at cost less write-down to a possible lower value including write-down for obsolescence. Cost of finished goods and work in progress includes direct and indirect production costs.

Receivables are measured at nominal value less write-down for expected losses.

Dividend for distribution is included as part of equity.

Own shares are deducted directly from the reserves and recognised at nil.

Provision for deferred tax is made on differences between the accounting and tax values of assets and liabilities. Deferred tax assets are recognised at the value at which they are expected to be realised.

Abandonment of oil fields is provided for based on an estimate of expected costs.

Other provisions include expected restructuring costs, etc. and expected losses on contracts including capital commitments. Provisions are recognised based on specific estimates.

Financial liabilities are initially measured at the proceeds received. Any premium or discount is amortised over the life of the liabilities. Liabilities in respect of financial lease contracts are included in the balance sheet.

Merger balance sheet as at 1 January 2003

Assets

DKK million	Aktieselskabet Dampskibs-selskabet Svendborg	Dampskibs-selskabet af 1912, Aktieselskab
Intangible fixed assets	-	-
Ships etc., rigs and containers	1,113	1,113
Production plants, machinery and equipment etc.	-	-
Land and buildings	-	-
Construction work in progress and payment on account for tangible fixed assets	-	-
Tangible fixed assets	1,113	1,113
Shares in subsidiaries	-	-
Share in Tankers and Liners in Partnership	12,861	12,861
Share in Oil and Gas Activity in Partnership	3,458	3,458
Shares in other associated companies	16,970	17,404
Other securities and investments	2,702	2,423
Receivables from associated companies	184	184
Financial fixed assets	36,175	36,330
Total fixed assets	37,288	37,443
Inventories and stocks on ships	-	-
Receivables from shipping etc.	8	6
Receivables from affilliated companies	-	-
Receivables from associated companies	2,345	1,984
Other receivables	-	-
Prepaid expenses	-	-
Receivables	2,353	1,990
Other securities and investments	960	173
Cash	62	50
Total current assets	3,375	2,213
TOTAL ASSETS	40,663	39,656

Merger balance sheet as at 1 January 2003

Assets

Tankers and Liners in Partnership	Oil and Gas Activity in Partnership	Note	Other adjustments	Merger-balance sheet as at 1/1 2003
86	-		-	86
37,865	-		-	40,091
10	3,292		-	3,302
152	-		-	152
4,314	655		-	4,969
				48,514
-	-	*1*	26,662	26,662
- 25,722	-	*2*	-	0
-	- 6,916	*2*	-	0
-	-	*1*	- 26,662	7,712
4,970	-		-	10,095
-	-		-	368
				44,837
				93,437
655	103			758
7,637	996	*3*	- 113	8,534
3,683	3,000		-	6,683
		3	113	
		4	- 4,329	113
1,744	212		-	1,956
1,216	2		-	1,218
				18,504
7,929	20	*5*	- 964	8,118
2,371	2,699			5,182
				32,562
46,910	4,063		- 5,293	125,999

Merger balance sheet as at 1 January 2003

Liabilities

DKK million	Aktieselskabet Dampskibs-selskabet Svendborg	Dampskibssel-skabet af 1912, Aktieselskab
Share capital	745	1,080
Net revaluation according to the equity method	29,462	29,897
Retained earnings	9,304	7,545
Dividend for distribution	447	432
Equity	39,958	38,954
Deferred tax	330	330
Abandonment	-	-
Other provisions	-	-
Provisions	330	330
Banks and other credit institutions	-	-
Financial leasing debt	-	-
Debt to affiliated companies	-	-
Debt to associated companies	-	-
Long-term debt	-	-
Short-term portion of long-term debt	-	-
Banks and other credit institutions	-	-
Accounts payable, etc.	32	32
Debt to affiliated companies	-	-
Debt to associated companies	-	-
Tax and duties payable	268	265
Other debt	-	-
Deferred income	75	75
Short-tem debt	375	372
Total debt	375	372
TOTAL LIABILITIES	40,663	39,656

Merger balance sheet as at 1 January 2003

Liabilities

Tankers and Liners in Partnership	Oil and Gas Activity in Partnership	Note	Other adjustments	Merger-balance sheet as at 1/1 2003
		6 and 7	2,571	4,396
- 25,597	- 6,791	*2*	-	26,971
25,597	6,791	*2*		
		5	- 964	
		6 and 7	- 3,284	44,989
-		-	-	879
				77,235
-	171		-	831
-	2,190		-	2,190
1,363	-		-	1,363
				4,384
18,026	-		-	18,026
1,509	-		-	1,509
365	-		-	365
4,329	-		-	4,329
				24,229
2,207	-		-	2,207
468	-		-	468
9,213	192		-	9,469
5,740	274	*4*	- 4,329	1,685
353	-		-	353
-	994		-	1,527
2,018	242	*7*	713	2,973
1,319	-		-	1,469
				20,151
				44,380
46,910	4,063		- 5,293	125,999

Explanations to adjustments related to the merger

Note

1) The share of equity in the companies and entities in which Aktieselskabet Dampskibsselskabet Svendborg has a controlling interest after the merger is transferred from "Shares in other associated companies" to "Shares in subsidiaries".

2) In connection with the merger, Tankers and Liners in Partnership and Oil and Gas Activity in Partnership cease to exist. Rights, assets and liabilities in the two partnerships are transferred to the surviving company, Aktieselskabet Dampskibsselskabet Svendborg. Under equity, the amount of "Net revaluation according to the equity method" relating to the two partnerships is transferred to "Retained earnings" in the surviving company, Aktieselskabet Dampskibsselskabet Svendborg.

3) Receivables from companies, in which Aktieselskabet Damspskibsselskabet Svendborg has a significant interest after the merger, are transferred to "Receivables from associated companies".

4) Intercompany balances relating to companies and partnerships included in the merger are eliminated.

5) Shares in Dampskibsselskabet af 1912, Aktieselskab owned by Aktieselskabet Dampskibsselskabet Svendborg and shares in Aktieselskabet Dampskibsselskabet Svendborg owned by Dampskibsselskabet af 1912, Aktieselskab are in the merger balance sheet as at 1 January 2003 treated as own shares, which are deducted directly from the reserves in accordance with the accounting policies.

   Shares in Dampskibsselskabet af 1912, Aktieselskab owned by Aktieselskabet Dampskibsselskabet Svendborg and shares in Aktieselskabet Dampskibsselskabet Svendborg owned by Dampskibsselskabet af 1912, Aktieselskab have been sold after 1 January 2003.

6) In connection with the bonus share issues, the share capital of Dampskibsselskabet af 1912, Aktieselskab is increased by nominal DKK 1,080 million to nominal DKK 2,160 million, while the share capital of Aktieselskabet Dampskibsselskabet Svendborg is increased by nominal DKK 1,490.4 million to nominal DKK 2,235.6 million.

7) The share capital of Dampskibsselskabet af 1912, Aktieselskab ceases to exist in connection with the merger. As consideration, the shareholders of Dampskibsselskabet af 1912, Aktieselskab receive 1,080,000 A shares of DKK 1,000 each and 1,080,000 B shares of DKK 1,000 each in Aktieselskabet Dampskibsselskabet Svendborg and a cash payment of DKK 713 million.

Blank

Opening balance sheet as at 1 January 2003

Note	ASSETS	*DKK million*
1	Intangible fixed assets	86
	Ships etc., rigs and containers	40,091
	Production plant, machinery and equipment, etc.	3,302
	Land and buildings	152
	Construction work in progress and payment on account for tangible fixed assets	4,969
2	Tangible fixed assets	48,514
	Shares in subsidiaries	26,662
	Shares in associated companies	7,712
	Other securities and investments	10,095
	Receivables from associated companies	368
3	Financial fixed assets	44,837
	Total fixed assets	93,437
	Inventories and stocks on ships	758
	Receivables from shipping etc.	8,534
4	Receivables from affiliated companies	6,683
	Receivables from associated companies	113
	Other receivables	1,956
	Prepaid expenses	1,218
	Receivables	18,504
	Other securities and investments	8,118
	Cash	5,182
	Total current assets	32,562
	TOTAL ASSETS	125,999

Opening balance sheet as at 1 January 2003

Note	LIABILITIES	*DKK million*
	Share capital	4,396
	Net revaluation according to the equity method	26,971
	Retained earnings	44,989
	Dividend for distribution	879
5	Equity	77,235
	Deferred tax	831
	Abandonment	2,190
	Other provisions	1,363
	Provisions	4,384
	Banks and other credit institutions	18,026
	Financial leasing debt	1,509
	Debt to affiliated companies	365
	Debt to associated companies	4,329
6	Long-term debt	24,229
	Short-term portion of long-term debt	2,207
	Banks and other credit institutions	468
	Accounts payable, etc.	9,469
	Debt to affiliated companies	1,685
	Debt to associated companies	353
	Tax and duties payable	1,527
7	Other debt	2,973
	Deferred income	1,469
	Short-term debt	20,151
	Total debt	44,380
	TOTAL LIABILITIES	125,999

8 Other financial obligations and mortgages etc.
9 Own shares
10 Related parties

Notes to the opening balance sheet as at 1 January 2003

1 Intangible fixed assets

DKK million	Goodwill	IT software	Total
Original cost:			
At 31 December 2002	-	-	-
Addition, merger	41	83	124
At 1 January 2003	41	83	124
Amortisation and write-downs:			
At 31 December 2002	-	-	-
Addition, merger	8	30	38
At 1 January 2003	8	30	38
Book value at 1 January 2003	33	53	86

2 Tangible fixed assets

DKK million	Ships etc., rigs and containers	Production plant, machinery and equipemnt, etc.	Land and buildings	Construction work in progress and payment on account for tangible fixed assets	Total
Original cost:					
At 31 December 2002	2,193	-	-	-	2,193
Addition, merger	73,645	24,548	283	4,969	103,445
Original cost 1 January 2003	75,838	24,548	283	4,969	105,638
Depreciation and write-downs:					
At 31 December 2002	1,080	-	-	-	1,080
Addition, merger	34,667	21,246	131	-	56,044
At 1 January 2003	35,747	21,246	131	-	57,124
Book value at 1 January 2003	40,091	3,302	152	4,969	48,514
Hereof financial leased assets	4,286	-	-	-	4,286
Includes ships in one-ship companies	2,024				
Official tax valuation of properties at 1 January 2002			460		

Notes to the opening balance sheet as at 1 January 2003

3 Financial fixed assets

DKK million	Shares in subsidiaries	Shares in associated companies	Other securities and investments	Receivables from associated companies	Total
Original cost:					
At 31 December 2002	-	3,827	1,309	203	5,339
Addition, merger	-	3,826	2,625	203	6,654
Disposal, merger	-	- 250	-	-	- 250
Transferred	5,397	- 5,397	-	-	0
At 1 January 2003	5,397	2,006	3,934	406	11,743
Adjustments:					
At 31 December 2002	-	29,462	1,393	- 19	30,836
Addition, merger	-	29,897	4,768	- 19	34,646
Disposal, merger	-	- 32,388	-	-	- 32,388
Transferred	21,265	- 21,265	-	-	0
At 1 January 2003	21,265	5,706	6,161	- 38	33,094
Book value at 1 January 2003	26,662	7,712	10,095	368	44,837

The major subsidiaries and associated companies comprise:

	Registered office	Directly owned shares
Subsidiaries		
Mærsk Olie og Gas AS	Copenhagen, Denmark	100%
APM Geneve S.A.	Switzerland	98%
Maersk A/S	Copenhagen, Denmark	97%
A/S Em. Z. Svitzer	Copenhagen, Denmark	96%
A/S Roulunds Fabriker	Odense, Denmark	96%
Maersk Air A/S	Dragør, Denmark	96%
Maersk Line Limited	Panama	96%
Maersk Data A/S	Copenhagen, Denmark	96%
Odense Staalskibsværft A/S	Odense, Denmark	96%
Rederiet A.P. Møller A/S	Copenhagen, Denmark	95%
Bermutine Transport Corp. Ltd.	Bermuda	94%
A/S Mesan, København	Copenhagen, Denmark	63%
Maersk Inc.	USA	50%
Associated companies		
Dansk Supermarked A/S	Århus, Denmark	50%
Egyptian Drilling Company	Egypt	50%
Inttra Inc.	USA	40%
F. Salling A/S	Århus, Denmark	38%
Ejendomsaktieselskabet af 18. august 1958	Århus, Denmark	33%
Pelabuhan Tanjung Pelepas SDN BHD	Malaysia	30%
Dansk Industri Syndikat A/S	Herlev, Denmark	22%

Notes to the Opening Balance Sheet as at 1 January 2003

4 Receivables from affiliated companies

Of which DKK 108 million fall due after more than one year.

5 Equity

	DKK million
Share capital before the merger	745
Capital increase, bonus share issue	1,491
Capital increase, merger	2,160
Share capital hereafter	4,396

A shares DKK 2,197,800,000 distributed on 2,197,425 shares of DKK 1,000 and 750 shares of DKK 500 each.
B shares DKK 2,197,800,000 distributed on 2,197,332 shares of DKK 1,000 and 936 shares of DKK 500 each.

Shareholders according to the Danish Companies Act, Section 28 a are:

	Share capital	Votes
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, Copenhagen, Denmark	40.7%	49.8%
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond, Copenhagen, Denmark	10.7%	12.8%
Mærsk Mc-Kinney Møller, Copenhagen, Denmark	3.6%	6.4%

6 Long-term debt

	DKK million
Of the long-term debt the following fall due after 5 years:	
Banks and other credit institutions	10,010
Financial leasing debt	39
Debt to affiliated companies	175
Debt to associated companies	2,526
Total	12,750

7 Other debt

Including cash payment of DKK 713 million in connection with the merger to the shareholders of Dampskibsselskabet af 1912, Aktieselskab.

Notes to the Opening Balance Sheet as at 1 January 2003

8 Other financial obligations and mortgages etc

Bank loans and debt to other credit institutions etc. are secured on ships etc. and containers in the amount of DKK 16,880 million. The book value of ships etc. and containers provided as security is DKK 19,094 million.

Guarantees primarily related to companies in the A.P. Moller Group amount to DKK 3,029 million.

The necessary facility, USD 282 million, has been established in order to meet the requirements of trading in the USA under the American Oil Pollution Act of 1990, the so-called Certificate of Financial Responsibility.

As part of the shipping activities, customary agreements are concluded regarding charter and operating leases of ships, containers and port facilities etc. The future minimum expenses are estimated at DKK 32,600 million.

With regard to the purchase of Sea-Land's international liner activities in 1999, there are still outstanding issues concerning the final determination of the purchase price etc. These issues have been submitted to arbitration. The company is party to other legal disputes. None of the above issues are expected to have any noticable accounting effect.

Tax may be crystallized if the company leaves the tonnage tax regime.

9 Own shares

At 1 January 2003, Aktieselskabet Dampskibsselskabet Svendborg holds 16,837 B shares in Dampskibsselskabet af 1912, Aktieselskab, while Dampskibsselskabet af 1912, Aktieselskab holds 1,898 B shares in Aktieselskabet Dampskibsselskabet Svendborg. These shares have been sold to an affiliated company after 1 January 2003.

At 1 January 2003, subsidiaries hold, before the issue of bonus shares, 54,658 B shares in Dampskibsselskabet af 1912, Aktieselskab and 44,052 B shares in Aktieselskabet Dampskibsselskabet Svendborg.

The above mentioned shares will, after the merger and with addition of issued bonus shares, be treated as own shares.

10 Related parties

Related parties comprise A.P.Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, Copenhagen, Denmark.

Exhibit II(1)-6

Jørgen Frank Jakobsen
State Authorised Public Accountant

Søren Thorup Sørensen
State Authorised Public Accountant

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, and Aktieselskabet Dampskibsselskabet Svendborg which are Danish companies. The Transactions involve the securities of Danish companies and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies' registered domiciles and principal places of business are located in Denmark, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

The statements and opinions in this document are provided solely on the basis of and in accordance with standards and practices established in Denmark. In the United States, reporting standards and practices are different and the role of valuation experts does not provide for the expression of a similar type of opinion. Consequently, under United States standards and practices, we are unable to express any opinion with respect to the merger. This document has been translated from Danish into English. In case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

The valuation experts' statements and opinions issued pusuant to Section 134 c-(3) and (4) in the Danish Companies Act regarding the merger as at 1 January 2003

of

Aktieselskabet Dampskibsselskabet Svendborg
CVR nr. 22 75 62 14
Svendborg

and

Dampskibsselskabet af 1912, Aktieselskab
CVR nr. 22 75 44 16
Copenhagen

with Aktieselskabet Dampskibsselskabet Svendborg as the surviving company

Jørgen Frank Jakobsen
State Authorised Public Accountant

Søren Thorup Sørensen
State Authorised Public Accountant

1 Introduction

On 6 May 2003 the Boards of Directors of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab have prepared a Merger Plan for the merger of the companies as at 1 January 2003 with Aktieselskabet Dampskibsselskabet Svendborg as the surviving company.

The Merger Plan has been prepared pursuant to Section 134 a of the Danish Companies Act.

In connection with the merger, all rights, assets and liabilities of the non-surviving company, Dampskibsselskabet af 1912, Aktieselskab, will transfer to the surviving company, Aktieselskabet Dampskibsselskabet Svendborg. The merger will have effect, including accountingwise, as from 1 January 2003.

The partnerships Tankers and Liners in Partnership and Oil and Gas Activity in Partnership will cease to exist in connection with the merger. Rights, assets and liabilities of the partnerships will thereby transfer to the surviving company, Aktieselskabet Dampskibsselskabet Svendborg.

The merger will be carried through as a tax-free merger pursuant to the provisions of the Danish Taxation of Mergers Act.

The Boards of Directors of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab have appointed State Authorised Public Accountant Jørgen Frank Jakobsen and State Authorised Public Accountant Søren Thorup Sørensen as joint valuation experts in accordance with Section 134 c of the Danish Companies Act.

According to Section 134 c of the Danish Companies Act, the valuation experts are to prepare a written statement regarding the Merger Plan. The statement shall include an opinion on whether the consideration for the shares in the non-surviving company is reasonable and factually based. If any particular difficulties have been experienced in connection with the valuation, these difficulties must be stated in the opinion.

Furthermore, the valuation experts are to issue an opinion on whether the creditors in the individual companies are presumed to be sufficiently secured after the merger.

Reference is made to the Merger Plan and joint Merger Statement prepared by the Boards of Directors, in which the background for the merger and the suggested consideration for the shares in the non-surviving company Dampskibsselskabet af 1912, Aktieselskab are described more closely.

As an appendix to the Merger Statement, Merger Accounts as at 1 January 2003 audited by us have been attached.

As appointed valuation experts, we hereby make our joint statement on the Merger Plan signed by the Boards of Directors and the opinions on whether the creditors in the individual companies are sufficiently secured after the merger as at 1 January 2003.

Jørgen Frank Jakobsen
State Authorised Public Accountant

Søren Thorup Sørensen
State Authorised Public Accountant

2 Merger consideration

According to the Merger Plan, the shareholders in Dampskibsselskabet af 1912, Aktieselskab will receive shares in Aktieselskabet Dampskibsselskabet Svendborg on the basis of a ratio of one to one, plus a compensatory cash amount of DKK 330 for each share of DKK 1,000 in Dampskibsselskabet af 1912, Aktieselskab. Each class A or class B share in Dampskibsselskabet af 1912, Aktieselskab, respectively will thus be exchanged for one class A or class B share, respectively, in Aktieselskabet Dampskibsselskabet Svendborg.

The following forms the basis for the fixing of the consideration for the shares in the non-surviving company:

- At an extraordinary general meeting on 12 June 2003, the share capital in Aktieselskabet Dampskibsselskabet Svendborg will be increased threefold by an issue of bonus shares, resulting in a nominal share capital of DKK 2,235,600,000.

- At an extraordinary general meeting on 10 June 2003, the share capital in Dampskibsselskabet af 1912, Aktieselskab will be increased twofold by an issue of bonus shares, resulting in a nominal share capital of DKK 2,160,000,000.

- The Boards of Directors of the two companies have decided to use the companies' underlying values as a basis for the fixing of the consideration. The companies' values are based on the fact that the companies' activities, including ownership interests in vessels, associated companies etc., are identical. The difference between the companies solely relates to the fact that the companies' liquid funds differ in size.

- The consideration is fixed on the basis of the average of the total stock market values of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab during the period 22 April 2003 to 2 May 2003 (both days included) and the accounting value at 2 May 2003 of net assets owned separately by each company.

- As at 2 May 2003 Aktieselskabet Dampskibsselskabet Svendborg has additional assets consisting of liquid funds amounting to DKK 1,453 million.

According to the Merger Plan, Aktieselskabet Dampskibsselskabet Svendborg will issue new class A shares of a nominal value of DKK 1,080,000,000 and new class B shares of a nominal value of DKK 1,080,000,000 as consideration to the shareholders in Dampskibsselskabet af 1912, Aktieselskab, resulting in a nominal share capital of DKK 4,395,600,000 in Aktieselskabet Dampskibsselskabet Svendborg.

The total share capital in Aktieselskabet Svendborg can be set out as follows after the merger:

Jørgen Frank Jakobsen
State Authorised Public Accountant

Søren Thorup Sørensen
State Authorised Public Accountant

	Nominal share capital - class A shares DKK	Nominal share capital - class B shares DKK
Share capital in Aktieselskabet Dampskibsselskabet Svendborg before the merger	1,117,800,000	1,117,800,000
Issue of shares to shareholders in Dampskibsselskabet af 1912, Aktieselskabet	1,080,000,000	1,080,000,000
Share capital in Aktieselskabet Dampskibsselskabet Svendborg after the merger	2,197,800,000	2,197,800,000

The class A and class B share capital will be allocated as follows:

Class A shares nominal DKK 2,197,800,000 distributed on 2,197,425 shares of DKK 1,000 each and 750 shares of DKK 500 each.

Class B shares nominal DKK 2,197,800,000 distributed on 2,197,332 shares of DKK 1,000 each and 936 shares of DKK 500 each.

According to the Articles of Association, the shares in both companies have the same rights, except for the fact that each class A share of DKK 1,000 entitles the shareholder to two votes and each class A share amount of DKK 500 entitles the shareholder to one vote, whereas class B shares do not carry any voting rights. The new shares to be issued in connection with the merger as at 1 January 2003 will entitle the shareholders to dividends in full for the financial year 2003 and will in addition have the same rights as the existing class A and class B shares, respectively.

The Boards of Directors of the merging companies have not stated any particular difficulties in connection with the valuation of the shares in the companies and, consequently, the consideration for the shares in the non-surviving company.

3 Evaluation of the consideration for the shares in the non-surviving company

As described in the above section, the Boards of Directors of the merging companies have fixed the consideration for the shares in the non-surviving company on the basis of the average of the total stock market value of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab during the period 22 April 2003 to 2 May 2003 (both days included), the accounting value of additional assets in Aktieselskabet Dampskibsselskabet Svendborg as well as completion of the proposed issues of bonus shares in the two companies.

The activities in Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab, including ownership interests in vessels, associated companies etc., are identical, except for some additional liquid funds in Aktieselskabet Dampskibsselskabet Svendborg. Upon the merger, all activities with related rights, assets and liabilities will be joined in Aktieselskabet Dampskibsselskabet Svendborg.

Jørgen Frank Jakobsen
State Authorised Public Accountant

Søren Thorup Sørensen
State Authorised Public Accountant

The basis for our statements and opinions
We have performed the examinations and evaluations that we found necessary in order to provide a statement on the consideration set out in the Merger Plan for the shares in the non-surviving company.

We have reviewed the Merger Plan and joint Merger Statement prepared by the Boards of Directors and we have discussed and evaluated the background given for the consideration with the companies' Managements.

We have assessed the value of the merging companies, including analyses of the additional assets measured at DKK 1,453 million in Aktieselskabet Dampskibsselskabet Svendborg. We have reviewed the audited Annual Reports for the recent years and the audited Merger Accounts as at 1 January 2003 of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab, including the opening balance sheet as at 1 January 2003, of Aktieselskabet Dampskibsselskabet Svendborg.

Furthermore, we have performed a review and analysis of the financial development in the merging companies since 1 January 2003 and we have assessed their financial positions.

During our examinations, we have not become aware of any information or circumstances that give rise to another opinion than the opinion stated by the Boards of Directors in Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab regarding the fixing of the consideration.

There have been no particular difficulties associated with the fixing of the consideration.

4 Statements and opinions of the valuation experts

For each of the merging companies, we submit the following statements and opinions:

Aktieselskabet Dampskibsselskabet Svendborg
In our opinion, the method used to assess the value of the merging companies and to fix the consideration to the shareholders in Dampskibsselskabet af 1912, Aktieselskab is appropriate. On this basis, we find the stated consideration reasonable and factually based.

In our opinion, the creditors in Aktieselskabet Dampskibsselskabet Svendborg and in the partnerships Tankers and Liners in Partnership and Oil and Gas Activity in Partnership, which partnerships will cease to exist in connection with the merger, are deemed to be sufficiently secured after the merger, cf. Section 134 c-(4) in the Danish Companies Act.

Dampskibsselskabet af 1912, Aktieselskab
In our opinion, the method used to assess the value of the merging companies and to fix the consideration to the shareholders in Dampskibsselskabet af 1912, Aktieselskab is appropriate. On this basis, we find the stated consideration reasonable and factually based.

In our opinion, the creditors in Dampskibsselskabet af 1912, Aktieselskab and in the partnerships Tankers and Liners in Partnership and Oil and Gas Activity in Partnership, which partnerships will cease to exist in connection with the merger, are deemed to be sufficiently secured after the merger, cf. Section 134 c-(4) in the Danish Companies Act.

5 The legal capacity of the valuation experts

Pursuant to the Danish Companies Act's Section 134 c-(2), we hereby declare that we meet the requirements applicable to valuation experts as stipulated in Section 6 b-(2) of the Danish Companies Act.

Copenhagen, 6 May 2003

J. Frank Jakobsen
State Authorised Public Accountant

S. Thorup Sørensen
State Authorised Public Accountant

Exhibit II(1)-7

Prospectus 2003

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, a Danish company. The Transactions involve the securities of a Danish company and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the Company's registered domicile and principal place of business is located in Denmark, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. This document has been translated from Danish into English. In case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

Dampskibsselskabet af 1912, Aktieselskab

Issue of DKK 1,080,000,000 bonus shares

Dampskibsselskabet af 1912, Aktieselskab - issue of bonus shares

The Corporate Bodies Responsible for the Prospectus

This prospectus has been prepared by Dampskibsselskabet af 1912, Aktieselskab for the purpose of the issue of bonus shares to the shareholders of the Company.

We hereby confirm that to the best of our knowledge and belief, the information contained in the prospectus is in accordance with the facts.

6 May 2003

Managing owner

A.P. Møller

The board of directors of Dampskibsselskabet af 1912, Aktieselskab

Mærsk Mc-Kinney Møller
Chairman

Michael Pram Rasmussen
Deputy chairman

Jan Leschly

Jørgen Lyng

Knud Sørensen

Ane Mærsk Mc-Kinney Uggla

Nils Wilhjelm

Jens Erik Skovrider-Madsen

Henrik Lorensen Solmer

Issue of bonus shares

Background and required decisions

The Board of Directors of the Company has decided to submit a proposal to the Company in general meeting that bonus shares be issued to the shareholders. The issue of bonus shares in the Company is subject to adoption at a general meeting.

Accordingly, an extraordinary general meeting of the Company will be convened on 10 June 2003 to consider the proposal to increase the share capital from DKK 1,080,000,000 to DKK 2,160,000,000 by the issue of bonus shares in the amount of DKK 1,080,000,000, carrying the right to receive dividend in full for the financial year 2003.

Terms and Conditions of the Allotment

Allotment of shares

The bonus shares will be allotted to the A and B-shareholders of the Company so that each A-share of DKK 1,000 gives right to a new A-share of DKK 1,000, and each B-share of DKK 1,000 gives right to one new B-share of DKK 1,000.

Furthermore, each A-share of DKK 500 will be converted into one new A-share of DKK 1,000, and each B-share of DKK 500 will be converted into a new B-share of DKK 1,000.

Eligible shareholders

The shareholders who following the daily update by the Danish Securities Centre on 16 June 2003 are registered by the Danish Securities Centre as shareholders in the Company will be eligible to receive bonus shares.

The bonus shares will be registered to the account of the recipient with the Danish Securities Centre on the same terms and conditions as the existing shares.

Time of allotment	It is expected that the capital increase will be registered with the Danish Commerce and Companies Agency on 10 June 2003, and that the bonus shares will be allotted on 16 June 2003 following the daily update by the Danish Securities Centre.
Securities ID codes	The bonus share capital will be registered with the Danish Securities Centre under the following two existing securities ID codes of the Company as no new shares of DKK 500 will be issued:

Share name	**Securities ID code**
D/S 1912, 1000 A	DK001024426-8
D/S 1912, 1000 B	DK001024434-2

Chart showing the share capital of the Company as a consequence of the above:

Share class	Share capital		Increase by issue of bonus shares		Share capital after the increase by issue of bonus shares	
	Number	Nominal value in DKK*	Number	Nominal value in DKK*	Number	Nominal value in DKK*
A-shares (of DKK 1,000)	539,464	539,464	539,464	539,464	1,080,000	1,080,000
A-shares (of DKK 500)	1,072	536	1,072**	536	0	0
B-shares (of DKK 1,000)	539,350	539,350	539,350	539,350	1,080,000	1,080,000
B-shares (of DKK 500)	1,300	650	1,300**	650	0	0
In total	1,081,186	1,080,000	1,081,186	1,080,000	2,160,000	2,160,000

*) DKK 1,000

**) will not be issued but only aggregated with shares of DKK 500 into one share of DKK 1,000.

Costs

The costs of the issue of bonus shares are estimated at:

Fee to financial advisers	DKK	375,000
Printing and posting	DKK	50,000
Other costs	DKK	150,000
Total costs	DKK	575,000

Rights attached to the shares

General	Except as provided in the Company's Articles of Association with respect to voting and pre-emption rights in respect of the shares, including that only A-shares carry voting rights, no shares confer any special rights.
Voting rights and rights at general meetings	Each A-share amount of DKK 1,000 carries two votes. If the share in question has been acquired in connection with a transfer, the shareholder in question shall have been registered as the owner thereof in the Company's records prior to the convening of a general meeting. The shareholder shall have obtained an admission card with the Company stating the name of the shareholder and have received a voting card. The board of directors is entitled to demand satisfactory evidence from each shareholder or his proxy of actual ownership of the share in question and of acquisition prior to the convening of the general meeting. The B-shares carry no votes.
Future capital increases	In case of an increase of the A-share capital, the holders of A-shares shall have a pre-emptive right to subscribe for a proportionate share of the amount of increase of the A-share capital. In case of an increase of the B-share capital, the holders of B-shares shall have a pre-emptive right to subscribe for a proportionate share of the amount of increase of the B-share capital.
Dividend	The bonus shares carry the right to receive dividend in full for the financial year 2003. Any payment of dividend to a shareholder shall be paid through the Danish Securities Centre via the shareholder's account with his depository bank. The Company will withhold dividend tax according to applicable rules, at present 28%.

Negotiability	The shares are negotiable instruments.
Transferability	There are no restrictions on the transferability of the shares.
Redemption	No shareholder shall be obliged to have his shares redeemed in full or in part.
Registration in the name of the holder	The shares are issued to bearer, but may be registered in the name of the holder in the Company's register of shareholders. Registration in the name of the holder will be effected through the shareholder's own depository bank.

Stock exchange matters

Listing of shares	It is expected that shares issued by the Company in connection with the issue of bonus shares, cf. the above chart, will be listed by the Copenhagen Stock Exchange on 12 June 2003. The issue of bonus shares will not involve any trading in bonus share rights.
Other stock exchanges	The shares of the Company are not and will not in connection with the issue of bonus shares be listed by any market place or stock exchange other than the Copenhagen Stock Exchange.

Additional information

Registration number	The Company is registered with the Danish Commerce and Companies Agency under CVR no. 22754416.
Financial year	The Company's financial year is the calendar year.
Register of shareholders	The Company keeps the register of shareholders itself.
Issuing house	Danske Bank. In its capacity as issuing house, Danske Bank is furthermore authorised to perform the function as issuing bank towards the Danish Securities Centre.

Main bank connection	Danske Bank.
Offers of acquisition and exchange	No offers of acquisition or exchange of the Company's shares, cf. Section 31 of the Danish Securities Trading Act, have been made during the most recently ended financial year or the current financial year, nor has the Company within that same period submitted any public offers of exchange of the shares of any other company.

Obtaining the prospectus

The prospectus is available for the public at the Company's address, Esplanaden 50, 1098 Copenhagen K and at Danske Bank in Copenhagen at Holmens Kanal 2-12, 1092 Copenhagen K. The prospectus may also be obtained by contacting Danske Bank, Corporate Actions, at tel. +45 43 39 49 69.

--oo0oo--

With reference to the above prospectus, the following is noted:

The boards of directors of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab have on 6 May 2003 made a Merger Plan for the merger of the two companies with Aktieselskabet Dampskibsselskabet Svendborg as the surviving company under the name of A.P. Møller - Mærsk A/S. The consideration fixed in the Merger Plan is based on the implementation of the issues of bonus shares in the Company as well as in Aktieselskabet Dampskibsselskabet Svendborg.

As regards the consideration to be paid by Aktieselskabet Dampskibsselskabet Svendborg to the shareholders of Dampskibsselskabet af 1912, Aktieselskab in connection with the merger, it is stated in an addition to the prospectus for issue of bonus shares published today by Aktieselskabet Dampskibsselskabet Svendborg, that the said consideration requires the issue by Aktieselskabet Dampskibsselskabet Svendborg of A-share capital in the amount of DKK 1,080,000,000 and B-share capital in the amount of DKK 1,080,000,000 to the shareholders of Dampskibsselskabet af 1912, Aktieselskab, and that proposal to this effect will be contained in the notice to convene the extraordinary general meeting of Aktieselskabet Dampskibsselskabet Svendborg. In the said addition, a chart showing the share capital of Aktieselskabet Dampskibsselskabet Svendborg as a consequence of the bonus share issues in Aktieselskabet Dampskibsselskabet Svendborg and in Dampskibsselskabet af 1912, Aktieselskab and the consideration to be paid is set out as follows:

Aktieselskabet Dampskibsselskabet Svendborg										
Share class	Share capital		Increase by issue of bonus shares		Share capital after the increase by issue of bonus shares		Increase as consideration in connection with merger		Share capital after increase as consideration in connection with merger	
	Number	Nominal value in DKK*	Number	Nominal value in DKK*	Number	Nominal value in DKK*	Number	Nominal value in DKK*	Number	Nominal value in DKK*
A-shares (of DKK 1,000)	372,225	372,225	745,200	745,200	1,117,425	1,117,425	1,080,000	1,080,000	2,197,425	2,197,425
A-shares (of DKK 500)	750	375	0	0	750	375	0	0	750	375
B-shares (of DKK 1,000)	372,132	372,132	745,200	745,200	1,117,332	1,117,332	1,080,000	1,080,000	2,197,332	2,197,332
B-shares (of DKK 500)	936	468	0	0	936	468	0	0	936	468
In total	746,043	745,200	1,490,400	1,490,400	2,236,443	2,235,600	2,160,000	2,160,000	4,396,443	4,395,600

*) DKK 1,000

It is expected that the shares issued by the surviving company, Aktieselskabet Dampskibsselskabet Svendborg, as consideration in connection with the merger will be listed by the Copenhagen Stock Exchange on 16 June 2003. The listing of these shares will be made under the following two existing securities ID codes:

Share name	**Securities ID code**
A.P. Møller - Mærsk A/S, DKK 1,000 A	DK001024442-5
A.P. Møller - Mærsk A/S, DKK 1,000 B	DK001024450-8

It is expected that the last trading day of the shares in the Company will be 13 June 2003.

Documents

The following documents have today been published through the Copenhagen Stock Exchange:

- Merger Plan dated 6 May 2003, cf. Section 134 a of the Danish Companies Act
- Merger Statement dated 6 May 2003, cf. Section 134 b(1) of the Danish Companies Act
- audited Merger Accounts as at 1 January 2003, including opening balance sheet, cf. Section 134 b(2) of the Danish Companies Act
- the valuation experts' statements and opinions, cf. Section 134 c(3)-(4) of the Danish Companies Act
- this bonus issue prospectus and the bonus issue prospectus of Aktieselskabet Dampskibsselskabet Svendborg

The documents are available for the public at the Company's address, Esplanaden 50, 1098 Copenhagen K and at Danske Bank in Copenhagen at Holmens Kanal 2-12, 1092 Copenhagen K. The documents may also be obtained by contacting Danske Bank, Corporate Actions, at tel. +45 43 39 49 69.

Exhibit II(1)-8

Prospectus 2003

This document and the transactions contemplated herein (collectively, the "Transactions") regards Aktieselskabet Dampskibsselskabet Svendborg, a Danish company. The Transactions involve the securities of a Danish company and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the Company's registered domicile and principal place of business is located in Denmark, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. This document has been translated from Danish into English. In case of any discrepancy between the Danish text and the English translation, the Danish text shall prevail.

Aktieselskabet Dampskibsselskabet Svendborg, which is expected to change its name to A.P. Møller - Mærsk A/S

Issue of DKK 1,490,400,000 bonus shares

Prospectus 2003

Aktieselskabet Dampskibsselskabet Svendborg - issue of bonus shares

The Corporate Bodies Responsible for the Prospectus

This prospectus has been prepared by Aktieselskabet Dampskibsselskabet Svendborg for the purpose of the issue of bonus shares to the shareholders of the Company.

We hereby confirm that to the best of our knowledge and belief, the information contained in the prospectus is in accordance with the facts.

6 May 2003

Managing owner

A.P. Møller

The Board of Directors of Aktieselskabet Dampskibsselskabet Svendborg

Mærsk Mc-Kinney Møller
Chairman

Poul J. Svanholm
Deputy chairman

Frants Erich Bernstorff-Gyldensteen

Lars Kann-Rasmussen

Leise Mærsk Mc-Kinney Møller

Svend-Aage Nielsen

Jess Søderberg

Jan Tøpholm

Jens Erik Skovrider-Madsen

Henrik Lorensen Solmer

Issue of bonus shares

Background and required decisions

The Board of Directors of the Company has decided to submit a proposal to the Company in general meeting that bonus shares be issued to the shareholders. The issue of bonus shares in the Company is subject to adoption at a general meeting.

Accordingly, an extraordinary general meeting of the Company will be convened on 12 June 2003 to consider the proposal to increase the share capital from DKK 745,200,000 to DKK 2,235,600,000 by the issue of bonus shares in the amount of DKK 1,490,400,000, carrying the right to receive dividend in full for the financial year 2003.

Terms and Conditions of the Allotment

Allotment of shares

The bonus shares will be allotted to the A and B-shareholders of the Company so that each A-share of DKK 1,000 gives right to two new A-shares of DKK 1,000 each, and each B-share of DKK 1,000 gives right to two new B-shares of DKK 1,000 each.

Furthermore, each A-share of DKK 500 gives right to a new A-share of DKK 1,000, and each B-share of DKK 500 gives right to a new B-share of DKK 1,000.

Eligible shareholders

The shareholders who following the daily update by the Danish Securities Centre on 18 June 2003 are registered by the Danish Securities Centre as shareholders in the Company will be eligible to receive bonus shares.

The bonus shares will be registered to the account of the recipient with the Danish Securities Centre on the same terms and conditions as the existing shares.

Time of allotment

It is expected that the capital increase will be registered with the Danish Commerce and Companies Agency on 12 June 2003, and that the bonus shares will be allotted on 18 June 2003 following the daily update by the Danish Securities Centre.

Securities ID codes

The bonus share capital will be registered with the Danish Securities Centre under the following two existing securities ID codes of the Company as no new shares of DKK 500 will be issued:

Share name	**Securities ID code**
A.P. Møller - Mærsk A/S, 1,000 A	DK001024442-5
A.P. Møller - Mærsk A/S, 1,000 B	DK001024450-8

Chart showing the share capital of the Company as a consequence of the above:

Share class	Share capital		Increase by issue of bonus shares		Share capital after the increase by issue of bonus shares	
	Number	Nominal value in DKK*	Number	Nominal value in DKK*	Number	Nominal value in DKK*
A-shares (of DKK 1,000)	372,225	372,225	745,200	745,200	1,117,425	1,117,425
A-shares (of DKK 500)	750	375	0	0	750	375
B-shares (of DKK 1,000)	372,132	372,132	745,200	745,200	1,117,332	1,117,332
B-shares (of DKK 500)	936	468	0	0	936	468
In total	746,043	745,200	1,490,400	1,490,400	2,236,443	2,235,600

*) DKK 1,000

Costs

The costs of the issue of bonus shares are estimated at:

Fee to financial advisers	DKK	375,000
Printing and posting	DKK	50,000
Other costs	DKK	150,000
Total costs	DKK	575,000

Rights Attached to the Shares

General	Except as provided in the Company's Articles of Association with respect to voting and pre-emption rights in respect of the shares, including that only A-shares carry voting rights, no shares confer any special rights.
Voting rights and rights at general meetings	Each A-share amount of DKK 500 carries one vote. If the share in question has been acquired in connection with a transfer, the shareholder in question shall have been registered as the owner thereof in the Company's records prior to the convening of a general meeting. The shareholder shall have obtained an admission card with the Company stating the name of the shareholder and have received a voting card. The Board of Directors is entitled to demand satisfactory evidence from each shareholder or his proxy of actual ownership of the share in question and of acquisition prior to the convening of the general meeting. The B-shares carry no votes.
Future capital increases	In case of an increase of the A-share capital, the holders of A-shares shall have a pre-emptive right to subscribe for a proportionate share of the amount of increase of the A-share capital. In case of an increase of the B-share capital, the holders of B-shares shall have a pre-emptive right to subscribe for a proportionate share of the amount of increase of the B-share capital.
Dividend	The bonus shares carry the right to receive dividend in full for the financial year 2003. Any payment of dividend to a shareholder shall be paid through the Danish Securities Centre via the shareholder's account with his depository bank. The Company will withhold dividend tax according to applicable rules, at present 28%.
Negotiability	The shares are negotiable instruments.

Transferability	There are no restrictions on the transferability of the shares.
Redemption	No shareholder shall be obliged to have his shares redeemed in full or in part.
Registration in the name of the holder	The shares are issued to bearer, but may be registered in the name of the holder in the Company's register of shareholders. Registration in the name of the holder will be effected through the shareholder's own depository bank.

Stock exchange matters

Listing of shares	It is expected that shares issued by the Company in connection with the issue of bonus shares, cf. the above chart, will be listed by the Copenhagen Stock Exchange on 16 June 2003. The issue of bonus shares will not involve any trading in bonus share rights.
Other stock exchanges	The shares of the Company are not and will not in connection with the issue of bonus shares be listed by any market place or stock exchange other than the Copenhagen Stock Exchange.

Additional information

Registration number	The Company is registered with the Danish Commerce and Companies Agency under CVR no. 22756214.
Financial year	The Company's financial year is the calendar year.
Register of shareholders	The Company keeps the register of shareholders itself.
Issuing house	Danske Bank. In its capacity as issuing house, Danske Bank is furthermore authorised to perform the function as issuing bank towards the Danish Securities Centre.
Main bank connection	Danske Bank.

Offers of acquisition and exchange

No offers of acquisition or exchange of the Company's shares, cf. Section 31 of the Danish Securities Trading Act, have been made during the most recently ended financial year or the current financial year, nor has the Company within that same period submitted any public offers of exchange of the shares of any other Company.

Obtaining the prospectus

The prospectus is available for the public at the Company's address, Esplanaden 50, 1098 Copenhagen K, at Danske Bank in Copenhagen at Holmens Kanal 2-12, 1092 Copenhagen K and at Danske Bank in Svendborg at Møllergade 2, 5700 Svendborg. The prospectus may also be obtained by contacting Danske Bank, Corporate Actions, at tel. +45 43 39 49 69.

--oo0oo--

With reference to the above prospectus, the following is noted:

The boards of directors of Aktieselskabet Dampskibsselskabet Svendborg and Dampskibsselskabet af 1912, Aktieselskab have on 6 May 2003 made a Merger Plan for the merger of the two companies with Aktieselskabet Dampskibsselskabet Svendborg as the surviving company under the name of A.P. Møller - Mærsk A/S. The consideration fixed in the Merger Plan is based on the implementation of the issues of bonus shares in the Company as well as in Dampskibsselskabet af 1912, Aktieselskab.

The consideration fixed in the Merger Plan requires the issue by the Company of A-share capital in the amount of DKK 1,080,000,000 and B-share capital in the amount of DKK 1,080,000,000 to the shareholders of Dampskibsselskabet af 1912, Aktieselskab. A proposal to this effect will be contained in the notice of the above extraordinary general meeting of the Company.

Chart showing the share capital of the Company as a consequence of the above:

Share class	Share capital		Increase by issue of bonus shares		Share capital after the increase by issue of bonus shares		Increase as consideration in connection with merger		Share capital after increase as consideration in connection with merger	
	Number	Nominal value in DKK*	Number	Nominal value in DKK*	Number	Nominal value in DKK*	Number	Nominal value in DKK*	Number	Nominal value in DKK*
A-shares (of DKK 1,000)	372,225	372,225	745,200	745,200	1,117,425	1,117,425	1,080,000	1,080,000	2,197,425	2,197,425
A-shares (of DKK 500)	750	375	0	0	750	375	0	0	750	375
B-shares (of DKK 1,000)	372,132	372,132	745,200	745,200	1,117,332	1,117,332	1,080,000	1,080,000	2,197,332	2,197,332
B-shares (of DKK 500)	936	468	0	0	936	468	0	0	936	468
In total	746,043	745,200	1,490,400	1,490,400	2,236,443	2,235,600	2,160,000	2,160,000	4,396,443	4,395,600

*) DKK 1,000

It is expected that shares issued by the Company as consideration in connection with the merger, cf. the above chart, will be listed by the Copenhagen Stock Exchange on 16 June 2003. The listing of these shares will be made under the following two existing securities ID codes:

Share name	**Securities ID code**
A.P. Møller - Mærsk A/S, 1,000 A	DK001024442-5
A.P. Møller - Mærsk A/S, 1,000 B	DK001024450-8

Documents

The following documents have today been published through the Copenhagen Stock Exchange:

- Merger Plan dated 6 May 2003, cf. Section 134 a of the Danish Companies Act
- Merger Statement dated 6 May 2003, cf. Section 134 b(1) of the Danish Companies Act
- audited Merger Accounts as at 1 January 2003, including opening balance sheet, cf. Section 134 b(2) of the Danish Companies Act
- the valuation experts' statements and opinions, cf. Section 134 c(3)-(4) of the Danish Companies Act
- the bonus issue prospectus referred to above and the bonus issue prospectus issued by Dampskibsselskabet af 1912, Aktieselskab

The documents are available for the public at the Company's address, Esplanaden 50, 1098 Copenhagen K, at Danske Bank in Copenhagen at Holmens Kanal 2-12, 1092 Copenhagen K and at Danske Bank in Svendborg at Møllergade 2, 5700 Svendborg. The documents may also be obtained by contacting Danske Bank, Corporate Actions, at tel. +45 43 39 49 69.